Mail Stop 3561

March 12, 2008

Stuart A. Rose
Chief Executive Officer
Rex Stores Corporation
2875 Needmore Road
Dayton, OH 45414

> **Re:** **Rex Stores Corporation**
> **Written Response Received February 21, 2008**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed April 16, 2007**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2007**
> **Filed June 8, 2007**
> **File No. 1-09097**

Dear Mr. Rose:

We have reviewed your written response and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note your response to comment 1 in our letter dated January 31, 2007. We further note your disclosure that "During fiscal year 2007, we anticipate additional retail store closings as we seek to close unprofitable or marginally profitable retail stores, although we have not established a targeted number of stores. We do not anticipate opening additional retail stores. We have historically owned a majority of our retail stores and we expect to monetize a portion of our real estate investment by selling approximately 60% of our owned

retail and vacant stores based upon an agreement entered into on February 8, 2007." We further note your disclosure that "Through January 31, 2007, we have invested approximately $51.5 million in four of the ethanol entities. We have contingent commitments to invest $34.9 million in ethanol entities during fiscal year 2007 and we plan to continue to evaluate other potential ethanol investments." It appears that you are de-emphasizing your retail operations and shifting capital from your retail segment to your ethanol segment. Please augment your disclosure to further discuss your plans or strategy, if any, concerning your intent to shift your business and capital from retail to ethanol and your expected timeframe for doing so, if any. If you have no timeframe in mind and you plan to divest yourself of stores as they become unprofitable, please state this.

*****

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Adam Phippen, Staff Accountant, at (202) 551-336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director